P.E. 1/31/02

02013413

RECEIVED FEB 06 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of ______ January ______, 2002

Indo-Pacific Energy Ltd.

(Translation of registrant's name into English)

PROCESSED FEB 12 2002 THOMSON FINANCIAL

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __X__ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.
(Registrant)

Date: January 6th, 2002

(Signature)

David Bennett
(Name)
Director
(Title)

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

This is the form required under Section 136 of the Securities Rules

FORM 23

Securities Act
Notice of Intention to Sell and Declaration

Notice and Declaration by a control person of a proposed distribution of a security under section 74(2)(1), (3), (4), (6) or (16)(ii) of the *Securities Act*, R.S.B.C. 1996, c. 418 or section 128(d) of the *Securities Rules*, R.B.C. Reg. 194/97.

1. Name, address and telephone number of the issuer of the security:

   Indo-Pacific Energy Ltd.
   284 Karori Road
   Karori, Wellington
   New Zealand
   011-64-4-476-2717

2. Name, address and telephone number of the selling control person:

   Trans-Orient Petroleum Ltd.
   1200 - 1090 West Pender Street
   Vancouver, B.C. V6E 2N7
   (604) 682-6496

3. State whether the control person is a director or officer of the issuer (if an officer, state title):

   N/A

4. Describe the type of security of the issuer and the number beneficially owned, directly or indirectly, by the control person:

Type of Security	Number of Securities Owned
Common shares	808,145 common shares and warrants to purchase a further 836,845 common shares

5. Describe the type of security of the issuer and the number proposed to be sold by the control person:

Type of Security	Number of Securities to be Sold
Common shares	100,000 common shares

6. Circle and complete clause (a) or (b) as applicable:

   (a) The securities will be sold privately.

Name and Address of Purchaser	Number of Securities to be Purchased (if known)	Proposed Date of Sale

   (b) The securities will be sold through the facilities of the Over The Counter Bulletin Board ("OTCBB")

Name of Exchange	Proposed Commencement Date of Sale
OTC	January 15, 2002

7. If this form is not an initial Form 23, provide the following information:

(a)	date of filing of original Form 23	N/A
(b)	date of most recently filed renewal Form 23	N/A
(c)	number of securities proposed to be sold in the initial Form 23	N/A
(d)	number of securities sold from date of the initial Form 23 to date of this Form 23	N/A
(e)	number of securities proposed to be sold in the initial Form 23 that are no longer for sale	N/A
(f)	number of securities remaining for sale	N/A

DECLARATION, CERTIFICATE AND UNDERTAKING OF CONTROL PERSON

I declare and represent that:

(a) I am a control person of the issuer;

(b) I am aware that a sale of securities by a control person is a distribution subject to the requirements of securities legislation, and any hold periods and other conditions of resale applicable to the securities will be satisfied on or before the distribution of the securities; and

(c) I have no knowledge of a material fact or material change with respect to the issuer of the securities which has not been generally disclosed.

I hereby certify that the statements made in this notice are true and correct.

DATED at Vancouver, B.C. this 8th day of January, 2001.

TRANS-ORIENT PETROLEUM LTD.

Name of control person

Signature of the control person or, if the control person is a company, signature of authorized signatory

Bernhard Zinkhofer, Director

Name and office of authorized signatory (*please print*)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.